FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2006
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

JOINT PRESS RELEASE
Bolivar Gold Plan of Arrangement Update
Johannesburg and Toronto, Canada, January 16, 2006 - Gold Fields Limited (NYSE/JSE: GFI) and
Bolivar Gold Corp. (TSX:BGC) announced today that Scion Capital, LLC has delivered a notice of dissent in respect of its approximately 19% common share interest in Bolivar and that Gold Fields intends to waive the condition in section 7.2(e) of its Arrangement Agreement with Bolivar.
Gold Fields has also been advised by Scion Capital, LLC that it does not intend to proceed with the hearing before the Ontario court scheduled for Tuesday, January 17, 2006.
The Supreme Court of the Yukon Territory of Canada is scheduled to hear the plan of arrangement on
Thursday, January 19, 2006. If court approval is obtained, the transaction is expected to close by the end of
January 2006.
Gold Fields is one of the world's largest unhedged gold producers, with annual gold production of approximately 4.2 million ounces from mines in South Africa, Ghana and Australia as well as a developing mine at Cerro Corona in Peru. The Company has reserves of 64.8 million ounces and mineral resources of
174.5 million ounces. Gold Fields has its primary listing on the Johannesburg Securities Exchange and secondary listings on the NYSE, LSE, Euronext in Paris and Brussels, and on the Swiss Exchange. All of
Gold Fields' operations are ISO 14001 certified.
Bolivar Gold Corp. is a gold exploration, development and production company. At its 95%-owned Choco 10 property in Venezuela, drilling has confirmed near-surface proven and probable ore reserves of 1.3 million ounces. The 5,400 tonne per day Choco 10 operation commenced commercial production in August 2005.
Bolivar Gold intends to exploit this reserve while continuing to pursue the exploration potential of the Choco
10 property, as well as throughout the El Callao district in conjunction with its joint venture partner, Gold
Fields Limited.
For further information:
Bolivar Gold Corp:
Peter Volk, General Counsel & Secretary, Tel: (416) 360-4653, pvolk@bolivargold.com
Gold Fields Limited:
Willie Jacobsz, Tel: +27-11-644-2460, williej@goldfields.co.za;
Nerina Bodasing, Tel: +27-11-644-2630, nerinab@goldfields.co.za;
Cheryl Martin, Tel: (303) 796-8683, camartin@gfexpl.com.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 January 2006
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs